[Letterhead of Eversheds Sutherland (US) LLP]

May 24, 2018

VIA EDGAR

David Manion

Karen Rossotto, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.
Registration Statement on Form N-2
Filed on March 14, 2018 (File No. 333-223663)

Dear Mr. Manion and Ms. Rossotto:

On behalf of Solar Capital Ltd. (the “Company” or “Solar”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 11, 2018, April 19, 2018 and May 22, 2018 with respect to the Company’s registration statement on Form N-2 (File No. 333-223663), filed with the Commission on March 14, 2018 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Accounting Comments

Prospectus

1.	Comment: Please file as exhibits to the Registration Statement the auditor consents for Crystal Financial LLC’s (“Crystal”) and NEF Holdings, LLC’s (“NEF”) financial statements that are filed with the Registration Statement.

Response: The Company confirms to the Staff that it will file as exhibits to the Registration Statement the auditor consents for Crystal’s and NEF’s financial statements prior to requesting effectiveness of the Registration Statement.

2.	Comment: The Staff refers to the Fees and Expenses table on page 11 of the Prospectus. In correspondence please explain the decrease in the interest rate expense and the “other expenses” rate from the prior year and provide the inputs used for calculating these rates.

David Manion

Karen Rossotto

May 24, 2018

Response: The Company advises the Staff that the inputs for estimated fees and expenses in the Fees and Expenses table are based on results for the year ended December 31, 2017. Interest expense and other expenses were both lower for the year ended December 31, 2017 versus the year ended December 31, 2016. During 2017, the Company repaid its 5.875% and 6.75% fixed rate debt, contributing to lower interest expense.

3.	Comment: The Staff refers to the example below the footnotes to the Fees and Expenses table on page 13 of the Prospectus. Please disclose in the text before the table the overall expense ratio used for this table, including the amount allocated to the capital gains incentive fee.

Response: The Company has included the requested disclosure in the Registration Statement accordingly.

4.	Comment: In correspondence, please include a consolidation analysis for NEF. Please include a discussion on the basis of accounting, the business purposes, and any other considerations of why this entity should not be consolidated with the Company under U.S. GAAP and Regulation S-X. The Staff may have follow-up comments once the information has been received.

Response: The Company is a Maryland corporation formed in November 2007 as a closed-end, externally managed, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (“1940 Act”), as amended. Furthermore, as the Company is an investment company, it applies the guidance in FASB Accounting Standards Codification (“ASC”) Topic 946.

On July 31, 2017, the Company completed the acquisition of NEF Holdings, LLC (“NEF”), which conducts its business through its wholly-owned subsidiary, Nations Equipment Finance, LLC. NEF is an independent equipment finance company that provides primarily tax and operating leases as well as certain capital leases and secured loans primarily to U.S. based businesses. The existing management team of NEF committed to continue managing NEF after the transaction. Solar owns 100% of the equity interests in NEF.

NEF, currently a Delaware limited liability company that was originally formed as a corporation on June 7, 2013 and then converted to a limited liability company effective January 1, 2014, has historically been a private operating company and has a fiscal year end of December 31. NEF’s senior management and employees draw a base salary and earn an annual bonus. NEF has never been an investment company under U.S. GAAP nor has it applied investment company accounting in its history. NEF accounts for its leases and loans under ASU 840, ASC 320 and ASC 310 as appropriate.

David Manion

Karen Rossotto

May 24, 2018

In accordance with paragraph 810-10-15-10(a)3 of ASC 810 (and 946-810-45-2 of ASC 946), it is not appropriate for an investment company to consolidate a non-investment company. The only exception to this is if that investee non-investment company provides substantial services to the investment company (such as an investment advisor) and is controlled by the investment company. This is because in those cases the purpose of the investee is to provide services and not to provide investment income or realize a gain on disposal.

Accordingly, in all other cases, the investment company must treat the investee as a portfolio company and carry the investment at fair value.

This is detailed in Article 6.03(c) of Regulation S-X, which states:

(1)     Consolidated and combined statements filed for registered investment companies shall be prepared in accordance with Rules 3A-01 to 3A-05 (Article 3A), except that:

(i)    statements of the registrant may be consolidated only with the statements of subsidiaries which are investment companies;

(ii)    a consolidated statement of the registrant and any of its investment company subsidiaries shall not be filed unless accompanied by a consolidating statement which sets forth the individual statements of each significant subsidiary included in the consolidated statement:

Provided, however,

That a consolidating statement need not be filed if all included subsidiaries are totally held; and

(iii)    consolidated or combined statements filed for subsidiaries not consolidated with the registrant shall not include any investment companies unless accompanied by consolidating or combining statements which set forth the individual statements of each included investment company which is a significant subsidiary.

Accordingly, the appropriate accounting for recognizing NEF in the Company’s financial statements is generally dependent on whether NEF is considered an investment company.

David Manion

Karen Rossotto

May 24, 2018

In June 2013, the Financial Accounting Standards Board issued Accounting Standards Update 2013-08, Financial Services—Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements. The update amends the criteria that define an investment company, requires additional disclosures, and seeks to clarify the measurement guidance. Public companies were required to apply ASU 2013-08 prospectively for interim and annual reporting periods beginning after December 15, 2013. Solar continues to be an investment company under the new guidance.

Per ASC 946-10-15-4, an entity regulated under the 1940 Act is an investment company under this Topic. NEF has never been regulated under the 1940 Act and continues to operate its business as it did prior to the Company’s investment in NEF. Per ASC 946-10-15-5, an entity that is not regulated under the 1940 Act shall assess all the characteristics of an investment company in paragraphs 946-10-15-6 through 946-10-15-7 to determine whether it is an investment company. The entity shall consider its purpose and design when making that assessment. Per ASC 946-10-15-6, an investment company has the following fundamental characteristics:

a. It is an entity that does both of the following:

1. Obtains funds from one or more investors and provides the investor(s) with investment management services; and

2. Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

b. The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

Per ASC 946-10-15-7, an investment company also has the following typical characteristics:

a. It has more than one investment.

b. It has more than one investor.

c. It has investors that are not related parties of the parent (if there is a parent) or the investment manager.

d. It has ownership interests in the form of equity or partnership interests.

e. It manages substantially all of its investments on a fair value basis.

David Manion

Karen Rossotto

May 24, 2018

To be an investment company, an entity shall possess the fundamental characteristics in paragraph ASC 946-10-15-6. Typically, an investment company also has all of the characteristics in ASC 946-10-15-7. However, the absence of one or more of those typical characteristics does not necessarily preclude an entity from being an investment company. If an entity does not possess one or more of the typical characteristics, it shall apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.

In the Company’s analysis of NEF’s historical and current businesses, the Company considered, among other factors, the implementation guidance in ASC 946-10-55.

NEF was a pre-existing business that was not created by Solar. NEF has a long history of operating as a traditional commercial equipment finance company. NEF continues to function and operate as it did prior to Solar’s investment, which was the purchase of the limited liability company interests of NEF. In addition, NEF’s business remains the same, that is, to provide short-to-medium term primarily leasing solutions to its customers.

NEF does not meet the fundamental characteristics of an investment company. Neither has it ever provided or offered to provide investment management services. It is not registered as an investment adviser, nor has it retained the services of an investment adviser, typical of investment companies. NEF has not promoted or advertised itself, or held itself out to provide or offer investment management services to any investor. NEF has not, and does not, seek investors. It does not have a business objective of making investments nor investing funds for returns from capital appreciation or investment income or both.

In addition, NEF does not have the typical characteristics of an investment company. NEF has a single investor, Solar, and as such does not meet the typical characteristic of an investment company in ASC 946-10-15-7. NEF does not carry or manage its leases or loans on a fair value basis. There is also no compensation for investment management services paid nor any similar compensation expense based on assets under management. NEF has merely been a traditional commercial equipment finance company, similar to the equipment finance division of CIT Group.

Per ASC 946-10-55-4 and 5, an investment company should also have no substantive activities other than its investing activities and should not have significant assets or liabilities other than those relating to its investing activities, subject to an exception of establishing a servicing company whose purpose is solely to provide substantive services to an investment company. NEF’s balance sheet includes an allowance for losses on financing receivables, among many other non-investment company assets and liabilities.

David Manion

Karen Rossotto

May 24, 2018

Regarding the business purpose and substantive activities of NEF, it does not produce marketing materials to solicit investors and has not committed to any investors (pre or post Solar’s involvement), that its business purpose is investing to achieve capital appreciation and/or investment income. NEF’s customers are the companies that are recipients of its leases and loans.

NEF’s substantive business activities remain that of making direct leases and loans and providing lease and loan servicing as an administrative agent, typical of a traditional commercial equipment finance company. Such business activities generate significant revenue from fees received for making and servicing direct leases and loans as well as for other activities such as providing collections, amendments, collateral monitoring, consents and waivers of conditions NEF establishes.

Accordingly, and based on the Company’s analysis summarized above, NEF does not possess the fundamental or all of the typical characteristics of an investment company.

Financial Statements

5.	Comment: The Staff refers to the Company’s Consolidated Schedule of Investments. Rule 12-12 of Regulation S-X requires that: (i) restricted securities are marked with an appropriate symbol noting the restriction, and (ii) “Level 3” securities are marked with an appropriate symbol noting that they are “Level 3” securities. In future filings, please denote these securities as required by Rule 12-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, other than complying with the appropriate exemptions from registration under the Securities Act of 1933, the Company generally does not have restrictions on its ability to sell any of the securities in the Company’s portfolio. As a result, the Company has not historically considered its investment securities to be restricted. However, in light of the Staff’s comment and in accordance with the definition of restricted securities in Rule 6-03(f) of Regulation S-X, beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2018, the Company will include the additional disclosure required by footnote 8 to Rule 12-12 of Regulation S-X to the extent such disclosure is applicable, and will add the following footnote to the Company’s Schedule of Investments: “The Company generally acquires its investments in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act.” In addition, the

David Manion

Karen Rossotto

May 24, 2018

Company advises the Staff that Level 3 securities whose value was determined using significant unobservable inputs are denoted with footnote (11) to the Company’s Schedule of Investments.

6.	Comment: The Staff refers to footnote 5 to the Consolidated Schedule of Investments, which discusses non-qualifying assets and indicates that non-qualifying assets in the portfolio represented 30.5% of the total assets of the Company as of December 31, 2017. Please confirm in correspondence that since December 31, 2017 the Company has been able to reduce the amount of non-qualifying assets in its portfolio to below 30% and that no new non-qualifying investments were made until non-qualifying investments represented less than 30% of the Company’s total assets.

Response: The Company advises the Staff that the percentage of non-qualifying assets is subject to changes in total portfolio size, changes in the fair value of non-qualifying and qualifying investments and is also subject to variation based on the market capitalization of the Company’s publicly traded investments, some of which from time to time go above or below a market capitalization of $250 million. Since December 31, 2017, the Company has not made any new investments that were non-qualifying assets at the time of purchase.

7.	Comment: The Staff refers to the disclosure on page F-13 of the Prospectus. In correspondence, please explain where in the ASC 820 hierarchy Crystal and NEF are located and explain in detail the inputs used to value Crystal and NEF given that Crystal and NEF have carrying values within the Company that exceed their respective members’ capital reported in the financial statements of Crystal and NEF.

Response: The Company advises the Staff that Crystal and NEF are valued within the ASC 820 hierarchy. The breakout can be seen in the “Quantitative Information about Level 3 Fair Value Measurements” table on page F-32 of the Prospectus. Crystal and NEF are both valued by the Company’s Board of Directors with input from Company management as well as from an independent third party valuation firm using an enterprise value basis, with return on equity as the significant unobservable input.

8.	Comment: The Staff refers to the disclosure on page F-13 of the Prospectus. In correspondence, please explain how the income received by the Company from Crystal and NEF exceed the amounts reported as earned by Crystal and NEF on their respective financial statements. Please also explain if a portion of the amounts distributed to the Company by Crystal and NEF are returns of capital to the Company.

Response: The Company reviews the taxable income for Crystal and NEF when making distribution determinations. The cumulative taxable earnings and profits for each

David Manion

Karen Rossotto

May 24, 2018

of Crystal and NEF exceed the amount of distributions paid to the Company through December 31, 2017. As such, the Company advises the Staff that none of the distributions from Crystal and NEF to the Company are returns of capital.

9.	Comment: The Staff refers to the disclosure on page F-30 of the Prospectus. In future filings, please include totals in the “Fair Value Measurements Using Level 3 Inputs” table.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

10.	Comment: Please confirm in correspondence whether the Company has any recourse to Crystal, NEF, Senior Secured Unitranche Loan Program LLC (“SSLP”) or Senior Secured Unitranche Loan Program II LLC (“SSLP II”) for the debt held by these entities. Further, please confirm whether there is any direct recourse of the Company to the creditors of Crystal, NEF, SSLP or SSLP II.

Response: The Company confirms to the Staff on a supplemental basis that the Company does not have any recourse to Crystal, NEF, SSLP or SSLP II for the debt held by these entities and the creditors of Crystal, NEF, SSLP or SSLP II have no direct recourse to the Company.

Legal Comments

1.	Comment: If the Company presently intends to issue subscription rights, please disclose the following on the front cover of the Prospectus: “Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering and you should expect upon completion of a rights offering to own a smaller proportional interest in the Company than before the rights offering. In addition, if the subscription price in the rights offering is less than our net asset value per share, then you will experience an immediate dilution of the aggregate net asset value of your shares.”

Response: The Company respectfully advises the Staff on a supplemental basis that it does not intend to issue subscription rights within twelve months after effectiveness of the Registration Statement and, therefore, it is not necessary to include the disclosure noted above on the front cover of the Prospectus.

2.	Comment: Please explain what stretch-senior loans are in the “Summary” and “Business” sections of the Prospectus.

Response: The Company has included the requested disclosure in the Registration Statement accordingly.

David Manion

Karen Rossotto

May 24, 2018

3.	Comment: On page 1 of the Prospectus, the Company discloses that, from time to time, it may invest in public companies and that its “investments may include, but are not limited to, direct investments in public companies that are not thinly traded and securities of leveraged companies located in select countries outside of the United States.” Please disclose whether the Company will invest directly in public companies and whether it will invest in the debt securities and/or equity securities of such public companies, whether the Company’s investments public companies will focus on particular market caps and what those market caps are, and whether the Company’s foreign investments will include investments in emerging markets.

Response: The Company has included the requested disclosure in the Prospectus accordingly.

4.	Comment: The Staff refers to the following disclosure on page 9 of the Prospectus: “In addition, the costs associated with our borrowings, including any increase in the management fee payable to our investment adviser, Solar Capital Partners, will be borne by our common stockholders.” Please highlight in the “Risk Factors” section of the Prospectus that the management fee payable to the Company’s investment adviser will increase if the Company incurs additional indebtedness and the conflicts related thereto.

Response: The Company has included the requested disclosure in the Registration Statement accordingly.

5.	Comment: The Staff refers to the footnotes to the Fees and Expenses table on page 11 of the Prospectus. If the Company intends to issue subscription rights within twelve months after the effectiveness of the Registration Statement, please include a line item relating to the costs and expenses associated with a subscription rights offering. If the Company does not intend to issue subscription rights within twelve months after the effectiveness of the Registration Statement, please disclose this fact.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company does not intend to issue subscription rights within twelve months after effectiveness of the Registration Statement and has revised the Registration Statement to disclose this fact.

6.	Comment: On page 17 of the Prospectus, the Company discloses that it may invest directly in the equity securities of portfolio companies. Please disclose the risks associated with the specific types of equity securities in which the Company intends to invest, such as the market cap, and any other characteristics.

David Manion

Karen Rossotto

May 24, 2018

Response: The Company has included the requested disclosure in the Registration Statement accordingly.

7.	Comment: In the risk factor relating to investments in foreign securities, starting on page 24 of the Prospectus, please disclose the risks associated with investing in emerging markets.

Response: The Company has included the requested disclosure in the Registration Statement accordingly.

8.	Comment: On page 25 of the Prospectus, the Company discloses the risks associated with engaging in hedging transactions. If the Company intends to engage in hedging transactions and other derivative transactions as a principal strategy of the Company, please disclose this in the Company’s investment strategy in the “Summary” and “Business” sections of the Prospectus.

Response: The Company advises the Staff that engaging in hedging transactions and other derivative transactions is not a principal strategy of the Company and, therefore, additional disclosure about hedging transactions and other derivative transactions is not necessary in the “Summary” and “Business” sections of the Prospectus.

9.	Comment: Please include the following disclosure under the risk factor entitled “Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering. In addition, if the subscription price is less than our net asset value per share, then you will experience an immediate dilution of the aggregate net asset value of your shares” on page 31 of the Prospectus:

Changes in market conditions may result in the underlying common shares purchasable upon exercise of the subscription right being less attractive to investors at the conclusion of the subscription period. This may reduce or eliminate the value of subscription rights and investors who receive the subscription rights may find that there is no market to sell the rights if they do not wish to exercise. If investors exercise only a portion of the rights, the number of common shares issued may be reduced and the common shares may trade at less favorable prices than larger offerings for similar securities.

Response: The Company has included the requested disclosure in the Registration Statement accordingly.

10.	Comment: On page 34 of the Prospectus, please disclose that the management fee expenses will increase if the Company incurs additional indebtedness and the conflicts related thereto.

David Manion

Karen Rossotto

May 24, 2018

Response: The Company has included the requested disclosure in the Registration Statement accordingly.

11.	Comment: If the Company presently intends to issue subscription rights, please disclose the following disclosure included on page 143 of the Prospectus on the front cover of the Prospectus:

“Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering. In addition, if the subscription price is less than our net asset value per share, then you will experience an immediate dilution of the aggregate net asset value of your shares.”

Response: The Company respectfully advises the Staff on a supplemental basis that it does not intend to issue subscription rights within twelve months after effectiveness of the Registration Statement and, therefore, it is not necessary to include the disclosure noted above on the front cover of the Prospectus.

12.	Comment: Please file as an exhibit to the Registration Statement a form of prospectus supplement for subscription rights offerings, including two examples of common stock dilution. Please also be sure to include in the form of prospectus supplement the risk factors relating to subscription rights that are disclosed in the Prospectus. In your response, please also outline the Company’s general intention with regard to the issuance of subscription rights. In correspondence, please confirm that the form of prospectus supplements that are already incorporated by reference to the Registration Statement do not need to be changed. Please also confirm that the risk factors that are currently included in the Prospectus relating to subscription rights will also be included in the prospectus supplement relating to any offering of such securities.

Response: The Company respectfully advises the Staff on a supplemental basis that it does not intend to issue subscription rights within twelve months after effectiveness of the Registration Statement and, therefore, it is not necessary to file as an exhibit to the Registration Statement a form of prospectus supplement for subscription rights. However, the Company confirms that if it conducts a subscription rights offering in the future, the prospectus supplement used for any such offering will include the dilution examples and risk factors requested by the Staff, as well as the specific terms of the offering and any unique tax consequences of investing in such securities. The Company also advises the Staff that it does not currently have a specific intention with regard to the issuance of subscription rights, but is registering such securities on the Registration Statement to maintain the same flexibility as to the types of securities that the Company may issue in the future as other business development companies commonly have. The Company also confirms to the Staff that the form of prospectus supplements incorporated by reference to the Registration Statement do not need to be changed. Lastly, the Company confirms that the risk factors that are currently included in the Prospectus relating to subscription rights will also be included in the prospectus supplement relating to any offering of such securities.

David Manion

Karen Rossotto

May 24, 2018

13.	Comment: Please confirm to the Staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms thereof.

Response: The Company confirms to the Staff that the underwriters or other FINRA members involved in a takedown off of the Registration Statement will comply with the applicable rules and regulations of FINRA with respect to the submission of the underwriting compensation and similar terms for approval by FINRA.

14.	Comment: The Staff refers to the Fees and Expense table in the Prospectus. If the Company would issue preferred stock within twelve months after effectiveness of the Registration Statement, please include line items for the preferred stock offering expenses, total annual expenses of the preferred stock and the dividend expenses of the preferred stock.

Response: The Company respectfully advises the Staff on a supplemental basis that it does not intend to issue preferred stock within twelve months after effectiveness of the Registration Statement and, therefore, it is not necessary to include the disclosure noted above in the Fees and Expenses table in the Prospectus.

15.	Comment: The Staff refers to the risk factor on page 30 of the Prospectus relating to the board of directors’ authority under the Company’s governing documents and Maryland General Corporation Law. Please confirm that there have not been any changes in the Company’s governing documents that may impact the authority described in this risk factor.

Response: The Company confirms to the Staff that there have not been any changes to the Company’s governing documents that may impact the authority of its board of directors that is described in the aforementioned risk factor.

16.	Comment: The Staff refers to page 126 of the Prospectus. In the fourth paragraph under the “Determination of Net Asset Value” section of the Prospectus, please disclose that the valuation procedures that are described in this paragraph have been approved by the Company’s board of directors.

Response: The Company has included the requested disclosure in the Registration Statement accordingly.

17.

Comment: The Staff refers to page 130 of the Prospectus, which indicates that the tax disclosure “does not discuss the consequences of an investment in shares of our preferred stock, debt securities, subscription rights to purchase shares of our

David Manion

Karen Rossotto

May 24, 2018

common stock, or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities.” Please confirm that the prospectus supplement relating to an offering of any of these securities will include the tax consequences that are unique to such securities.

Response: The Company confirms to the Staff that the prospectus supplement relating to any offering of preferred stock, debt securities, subscription rights or warrants will include the relevant disclosure regarding the tax consequences that are unique to such securities.

18.	Comment: The Staff refers to the dilution examples on pages 138-142 of the Prospectus, which relate to dilution that may be experienced by shareholders if the Company conducts an offering of its common stock at a price that is below the Company’s then current net asset value per share. Please confirm that the prospectus supplement relating to any such offering will include updated dilution examples that are specific to the offering.

Response: The Company confirms to the Staff that the prospectus supplement relating to any offering of its common stock at a price that is below the Company’s then current net asset value per share will include updated dilution examples that are specific to the offering.

19.	Comment: The Staff refers to the “Description of Our Subscription Rights – Dilutive Effects” on page 153 of the Prospectus. Please confirm that the disclosure regarding the dilutive effects of a subscription rights offering will be included in a prospectus supplement for such an offering.

Response: The Company confirms to the Staff that the prospectus supplement relating to any subscription rights offering will include disclosure regarding the dilutive effects of such an offering.

20.	Comment: The Staff notes the Company’s investments in Crystal and NEF. Does the Company have control over these entities? Please disclose the unique circumstances of these investments within the Prospectus and any particular risks raised by these investments.

Response: The Company advises the Staff that detailed information, including the Company’s ownership and control, if any, with regard to the Company’s investments in Crystal and NEF is disclosed in multiple sections of the Prospectus, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Portfolio Companies” sections, as well as the notes to the Company’s financial statements. In response to the Staff’s comment, the Company has added disclosure regarding Crystal and NEF, where appropriate, in the “Risk Factors” section of the Prospectus and believes that the risks relating to these investments are the same as the risks relating to the Company’s other investments.

*                *                 *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Vlad M. Bulkin
Vlad M. Bulkin

David Manion

Karen Rossotto

May 24, 2018

cc:	Richard Peteka / Solar Capital Ltd.
Steven B. Boehm / Eversheds Sutherland (US) LLP